Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated June 22, 2011	Registration Statement No. 333-175045
Supplementing the Preliminary
Prospectus dated June 21, 2011

NuVasive, Inc.

2.75% Convertible Senior Notes due 2017

The information in this pricing term sheet relates only to NuVasive, Inc.’s offering (the “Offering”) of its 2.75% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus dated June 21, 2011 relating to the Offering (the “Preliminary Prospectus”), including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, which is included in Registration Statement No. 333-175045.

Issuer:	NuVasive, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	NUVA / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	2.75% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal
Amount Offered:	$350,000,000 aggregate principal amount of Notes, plus up to an additional $52,500,000 aggregate principal amount for purchase by the underwriters at their option solely to cover over-allotments, if any.

Maturity Date:	July 1, 2017, unless earlier repurchased or converted.

Interest Rate:	2.75% per year, payable semi-annually in arrears.

Interest Payment Dates:	January 1 and July 1 of each year, beginning on January 1, 2012.

NASDAQ Last Reported Sale Price on June 22, 2011:	$32.41 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 30% above the NASDAQ Last Reported Sale Price on June 22, 2011.

Initial Conversion Price:	Approximately $42.13 per share of the Issuer’s common stock.

Initial Conversion Rate:	23.7344 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the proceeds from the Offering will be approximately $340,650,000 (or $391,837,500 if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting underwriters’ discounts and estimated offering expenses.

The Issuer entered into convertible note hedge transactions with one or more of the underwriters or their affiliates (the “Counterparties”). The Issuer also entered into warrant transactions with the Counterparties. The Issuer intends to use approximately $28,000,000 of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transactions). If the underwriters exercise their overallotment option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes and from the sale of additional warrants to enter into additional convertible note hedge transactions.

The Issuer intends to use the remainder of the net proceeds from the Offering for general corporate purposes and to purchase up to $230,000,000 in aggregate principal amount of its outstanding 2.25% Existing Senior Convertible Notes due 2013 (the “Existing Notes”). See “Use of Proceeds” in the Preliminary Prospectus.

Commissions and
Discounts:	The representatives have advised the Issuer that the underwriters propose to offer the Notes at a price of 100.00% of the principal amount of Notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.50% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without Option	With Option
Public offering price (1)	100.00%	$350,000,000	$402,500,000
Underwriting discounts and commissions	2.50%	$8,750,000	$10,062,500
Proceeds, before expenses, to the Issuer	97.50%	$341,250,000	$392,437,500

(1)	Plus accrued interest, if any, from June 28, 2011

The expenses of the Offering, not including the underwriting discount, are estimated at $600,000 and are payable by the Issuer.

Trade Date:	June 23, 2011.

Settlement Date:	June 28, 2011.

CUSIP:	670704 AC9

ISIN:	US670704AC96

Joint Book-Running Managers:	BofA Merrill Lynch Goldman, Sachs & Co.

FINRA Regulations:	Goldman, Sachs & Co., an underwriter in the Offering, and/or its affiliates hold certain Existing Notes as part of their trading operations. As described in the “Use of Proceeds” section of the Preliminary Prospectus, the Issuer intends to use a portion of the net proceeds from the Offering to purchase certain Existing Notes. In connection with such purchase, the Issuer may use more than 5% of the net proceeds from the Offering to purchase Existing Notes held by Goldman, Sachs & Co. and/or its affiliates. Because of the manner in which the proceeds will be used, the Offering will be conducted in accordance with FINRA Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and the prospectus relating to the Offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter for the Offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act. Goldman, Sachs & Co. will not confirm sales of the notes to any account over which it exercises discretionary authority without the specific written approval of the customer.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the increase, if any, to the conversion rate, expressed as a number of additional shares per $1,000 in principal amount of the Notes, for conversions in connection with a “make-whole fundamental change” (as defined in the “Description of Notes” section of the Preliminary Prospectus).

	Make-Whole Reference Date
	June 28, 2011	July 1, 2012	July 1, 2013	July 1, 2014	July 1, 2015	July 1, 2016	July 1, 2017
Stock Price
$32.41	7.1202	7.1202	7.1202	7.1202	7.1202	7.1202	7.1202
$35.00	6.0656	6.0136	5.9375	5.7788	5.4902	4.9727	4.8370
$40.00	4.6146	4.4366	4.2096	3.8793	3.3877	2.5933	1.2656
$42.13	4.1600	3.9519	3.6881	3.3199	2.7895	1.9599	0.0000
$45.00	3.6593	3.4232	3.1289	2.7322	2.1818	1.3627	0.0000
$50.00	3.0043	2.7484	2.4344	2.0305	1.5010	0.7890	0.0000
$60.00	2.1913	1.9465	1.6554	1.3047	0.8869	0.4167	0.0000
$80.00	1.4128	1.2302	1.0230	0.7894	0.5361	0.2723	0.0000
$100.00	1.0345	0.9000	0.7491	0.5812	0.3993	0.2057	0.0000
$125.00	0.7506	0.6553	0.5477	0.4274	0.2953	0.1526	0.0000
$150.00	0.5664	0.4964	0.4164	0.3261	0.2262	0.1171	0.0000
$200.00	0.3399	0.3003	0.2538	0.2000	0.1395	0.0725	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $200.00 per share, subject to adjustment in the same manner as the stock prices set forth in the row headers of the table above, no increase will be made to the conversion rate; and

•

if the stock price is less than $32.41 per share, subject to adjustment in the same manner as the stock prices set forth in the row headers of the table above, no increase will be made to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 30.8546 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

The following table sets forth the Issuer’s capitalization as of March 31, 2011 on an as adjusted basis to give effect to the Issuer’s receipt of the net proceeds from the Offering of $340,650,000 after deducting the underwriters’ discounts and the Issuer’s estimated offering expenses, and without giving effect to (x) any purchases by the Issuer of Existing Notes and (y) the transactions described in “Description of the Convertible Note Hedge and Warrant Transactions” in the Preliminary Prospectus, in each case as described under “Use of Proceeds” above.

Investors should read the following information in conjunction with the information contained in this pricing term sheet and “Use of Proceeds” and “Description of Other Indebtedness” included the Preliminary Prospectus and the Issuer’s “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and unaudited consolidated financial statements as of and for the three months ended March 31, 2011 incorporated by reference in the Preliminary Prospectus.

March 31, 2011
As Adjusted (3)
(in thousands, except par value)
Existing Senior Convertible Notes due 2013	$230,000
Convertible Senior Notes due 2017(1)	350,000
Other long-term liabilities	16,753
Noncontrolling interests	11,496
Stockholders’ equity: (2)
Preferred stock, $0.001 par value; 5,000 shares authorized, none outstanding	—
Common stock, $0.001 par value; 70,000 shares authorized, 39,652 issued and outstanding	40
Additional paid-in capital	553,484
Accumulated other comprehensive income	1,316
Accumulated deficit	(109,056)

Total stockholders’ equity	445,784
Total capitalization	$1,054,033

(1)	If the Issuer has not received the requisite stockholder approvals to (i) amend its restated certificate of incorporation to sufficiently increase the number of authorized shares of its common stock to permit the conversion into shares of its common stock of all Notes and of the maximum number of shares of its Series A participating preferred stock issuable upon exercise of the warrants it is issuing to certain underwriters or their affiliates in connection with the Offering and (ii) authorize such conversion of its Series A participating preferred stock into common stock as described under “Description of Notes – Conversion Rights – Settlement Upon Conversion” in the Preliminary Prospectus, the conversion option that is part of the Notes will be accounted for as a derivative. If the Issuer has received such stockholder approvals, the conversion option will be accounted for as equity and will be included in the additional paid-in capital section of stockholders’ equity on the Issuer’s consolidated balance sheet. In either case, the value of the conversion option will be treated as original issue discount for purposes of accounting for the debt component of the Notes. The debt component will accrete up to the principal amount over the expected term of the debt. These accounting standards do not affect the actual amount the Issuer is required to repay, and the amount shown in the table above for the Notes is the aggregate principal amount of the Notes and does not reflect the debt discount the Issuer will be required to recognize.

(2)	Outstanding shares as of March 31, 2011 excludes:

•	7,109,395 shares of common stock issuable upon the exercise of options to purchase the Issuer’s common stock outstanding at March 31, 2011, at a weighted average exercise price of $30.00 per share;

•	1,005,953 shares of common stock issuable upon the vesting of restricted stock unit awards outstanding at March 31, 2011;

•	2,056,426 shares of common stock reserved for future issuance under the Issuer’s 2004 Employee Stock Purchase Plan at March 31, 2011;

•	5,140,845 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2011 at an exercise price of $49.13 per share;

•	5,140,845 shares of common stock issuable upon the conversion of Existing Senior Convertible Notes outstanding at March 31, 2011;

•	10,799,110 shares that may become issuable upon the conversion of the Notes (assuming no exercise of the over-allotment option), assuming the requisite stockholder approvals; and

•

16,614,080 shares that may become issuable upon conversion of the Series A participating preferred stock issuable upon exercise of the warrant transactions entered into by the Issuer concurrently with the pricing of the Notes (excluding any warrant transactions that we may enter into if the underwriters exercise the over-allotment option), assuming the requisite stockholder approvals.

(3)	As adjusted amount does not include the effect of (i) the cost of the convertible note hedge transactions, which will result in an adjustment to additional paid-in capital if the Issuer receives the stockholder approvals described in the “Description of Notes” section of the Preliminary Prospectus, or (ii) the proceeds to the Issuer from the warrant transactions.

Change From Preliminary Prospectus:

The following sentence shall replace the third sentence in the final paragraph on page 94 of the Preliminary Prospectus in the section entitled “Underwriting”:

“Notwithstanding the above, this lock-up provision will not apply to us with respect to, among other things, (1) the grant of any warrant to any of the underwriters or their affiliates and transfers or sales of shares of common stock, each pursuant to the convertible note hedge and warrant transactions executed by us concurrently with the pricing of the notes and (2) issuances of our common stock, options, warrants or other convertible or exchangeable securities relating to our common stock to any third party as consideration in connection with any merger, acquisition, business combination or other strategic or commercial relationship, in an amount not to exceed 6% of our fully-diluted shares of common stock outstanding immediately after giving effect to the offering of the notes, provided that in the case of (2) above the recipient of such securities agrees to be bound in writing by a lock-up agreement.”

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by calling BofA Merrill Lynch at 866-500-5408 or Goldman, Sachs & Co. at 866-471-2526. In addition, copies of the Preliminary Prospectus may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282 or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Preliminary Prospectus dated June 21, 2011. The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.